UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VISCOUNT SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92829M107

(CUSIP Number)

James Cacioppo

225 NE Mizner Blvd

Suite 720

Boca Raton, FL 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92829M107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,769,296 (1)
	8	SHARED VOTING POWER 80% (2)
	9	SOLE DISPOSITIVE POWER 212,769,296 (1)
	10	SHARED DISPOSITIVE POWER 80% (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,769,296 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% (3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (a) 152,220,501 Common Shares that could be obtained upon conversion of Senior Secured Convertible Demand Promissory A Note balance of $913,323, (b) 53,752,270 Common Shares that could be obtained upon conversion of Senior Secured Convertible Demand Promissory B Note balance of $322,513, (c) 4,182,363 Common Shares that could be obtained upon conversion of warrants and (d) 2,614,163 Common Shares. Note balances as of 3/31/16.
(2)	Pursuant to the terms of the Certificate of Designation of Viscount Systems, Inc. establishing the designations, preferences, limitations and relative rights of its Series B Preferred Stock as well as the terms of the Senior Secured Convertible Demand Promissory Notes, as holder of at least 50.01% of the aggregate principal amount of outstanding Viscount Senior Secured Convertible Demand Promissory Notes, One East Partners Master LP (“OEP Master”) is entitled to 80% of the total votes of Common Stock. OEP Master holds 18.734 shares of Series B Preferred and its affiliate OEP Opportunities, LP holds 19.615 shares which together represent 76% of the outstanding Series B Preferred Stock. Note, while Section 8 of the terms of the Senior Secured Convertible Demand Promissory B Note provides for the limitation of conversion by the holder into no more than 4.99% of all of the Common Stock outstanding at that time, this limitation is deemed waived as of April 11, 2016 by OEP Master for the purposes of exercising its Common Stock voting rights.
(3)	Based on 756,320,261 fully-diluted common shares, including both issued and outstanding plus shares authorized to be issued on note conversion and warrant exercise (per Viscount).

CUSIP No. 92829M107	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,445,038 (4)
	8	SHARED VOTING POWER 80% (5)
	9	SOLE DISPOSITIVE POWER 214,445,038 (4)
	10	SHARED DISPOSITIVE POWER 80% (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,445,038 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (6)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(4)	Includes (a) 208,302,532 Common Shares that could be obtained upon conversion of Senior Secured Convertible Demand Promissory A Note balance of $1,249,815 and (b) 6,142,506 Common Shares that could be obtained upon conversion of warrants. Note balances as of 3/31/16.
(5)	Pursuant to the terms of the Certificate of Designation of Viscount Systems, Inc. establishing the designations, preferences, limitations and relative rights of its Series B Preferred Stock as well as the terms of the Senior Secured Convertible Demand Promissory Notes, as holder of at least 50.01% of the aggregate principal amount of outstanding Viscount Senior Secured Convertible Demand Promissory Notes, OEP Opportunities LP (“OEP Opps”) is entitled to 80% of the total votes of Common Stock. OEP Opportunities, LP holds 19.615 shares and its affiliate OEP Master holds 18.734 shares of Series B Preferred which together represent 76% of the outstanding Series B Preferred Stock. Note, while Section 8 of the terms of the Senior Secured Convertible Demand Promissory B Note provides for the limitation of conversion by the holder into no more than 4.99% of all of the Common Stock outstanding at that time, this limitation is deemed waived as of April 11, 2016 by OEP Opps for the purposes of exercising its Common Stock voting rights.
(6)	Based on 756,320,261 fully-diluted common shares, including both issued and outstanding plus shares authorized to be issued on note conversion and warrant exercise (per Viscount).

CUSIP No. 92829M107	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One East Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80% (7)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80% (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,214,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (8)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(7)	See above note 2 to One East Partners Master, L.P. and note 5 to OEP Opportunities, L.P.
(8)	Based on 756,320,261 fully-diluted common shares, including both issued and outstanding plus shares authorized to be issued on note conversion and warrant exercise (per Viscount).

CUSIP No. 92829M107	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Cacioppo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000 (9)
	8	SHARED VOTING POWER 80% (10)
	9	SOLE DISPOSITIVE POWER 500,000 (9)
	10	SHARED DISPOSITIVE POWER 80% (10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,714,334 (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (11)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(9)	Includes 500,000 shares of restricted common stock.
(10)	In his capacity as Managing Member of One East Capital Advisors, LP, the Investment Advisor to One East Partners Master, L.P. and OEP Opportunities, L.P. See above note 2 to One East Partners Master, L.P. and note 5 to OEP Opportunities, L.P.
(11)	Based on 756,320,261 fully-diluted common shares, including both issued and outstanding plus shares authorized to be issued on note conversion and warrant exercise (per Viscount).

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Shares of Viscount Systems, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4585 Tillicum Street, Burnaby, British Columbia, Canada V5J 5K9.

Item 2. Identity and Background

(a)	As used in this statement, the term “Filers” collectively refers to:

a.	One East Partners Master, L.P., a Cayman Islands limited partnership (“OEP Master”);

b.	OEP Opportunities, L.P., a Delaware limited partnership (“OEP Opps”);

c.	One East Capital Advisors, L.P.; and

d.	James Cacioppo (“Cacioppo”).

(b)	The business address of the Filers is 225 NE Mizner Blvd, Suite 720, Boca Raton, FL 33432.

(c)	Cacioppo is the Managing Member of One East Capital Advisors, LP, which is the investment advisor to OEP Master and OEP Opps, both of which are investment limited partnerships.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Considerations

The source and amount of funds used in purchasing the Common Shares, Promissory Notes, Warrants and Preferred Shares by the Filers were as follows:

Purchaser	Source of Funds	Amount
One East Partners Master L.P.	Working Capital	$650,000
OEP Opportunities, L.P.	Working Capital	$500,000
James Cacioppo	Working Capital	$0

Item 4. Purpose of Transaction

The Issuer and the Filers entered into a series of transactions as detailed in the Issuer’s 8-K filed on November 24, 2015, followed by the April 11, 2016 waiver of the 4.99% common stock ownership limitation (as explained in footnotes 2 and 5 above) that resulted in the ownership stakes disclosed herein.

The Filers acquired the Common Shares, Promissory Notes, Warrants and Preferred Shares for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares, Promissory Notes, Warrants and Preferred Shares, as they deem advisable to benefit from changes in market prices, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer – subject to limitation based on Cacioppo’s current position as a member of the Board of Directors of the Issuer.

To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations.

Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Shares, Promissory Notes, Warrants and Preferred Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares, Promissory Notes, Warrants and Preferred Shares or dispose of all Common Shares, Promissory Notes, Warrants and Preferred Shares beneficially owned by them, in public market or privately negotiated transactions subject to limitation based on Cacioppo’s current position as member of the Board of Directors of the Issuer. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	The information relating to the beneficial ownership of Common Shares by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 130,297,236 common shares issued and outstanding plus shares to be issued on conversion of Notes and exercise of warrants and stock options for a combined total fully diluted share-count of 756,320,261 (per Viscount Systems, Inc).

(b)	See above

(c)	n/a

(d)	n/a

(e)	n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

One East Capital Advisors, L.P. is an investment adviser whose clients, including OEP Master and OEP Opps have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares, Promissory Notes, Warrants and Preferred Shares. Cacioppo is the Managing Member of One East Capital Advisors, L.P.

Item 7. Material to Be Filed as Exhibits

Please refer to previously filed Viscount Systems, Inc. 8K dated November 24, 2015 as well as Form 5 filed by James Cacioppo on March 28, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 4/11/2016

ONE EAST PARTNERS MASTER, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner of One East Capital Advisors, L.P.

OEP OPPORTUNITIES, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner of One East Capital Advisors, L.P.

ONE EAST CAPITAL ADVISORS, L.P.

/s/ James A. Cacioppo
Name:	James A. Cacioppo
Title:	Managing Partner

JAMES A. CACIOPPO

/s/ James A. Cacioppo